UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

AMENDMENT NO.1

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

Explanatory Note

The Form 11-K/A amends the Form 11-K of Kelly Retirement Plus filed on June 18, 2003 solely for the purpose of including the Certifications attached hereto as Exhibit 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 26, 2003	/s/ W. K. Gerber
William K. Gerber Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description

23	Consent of Independent Accountants

99.1	Certification of Terence E. Adderley, Chairman and Chief Executive Officer and Member of the Kelly Retirement Plus Benefit Plans Committee

99.2	Certification of William K. Gerber, Executive Vice President and Chief Financial Officer and Member of the Kelly Retirement Plus Benefit Plans Committee